Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400
Fax: (212) 912-7751 www.tpw.com
Direct Dial: 212.912.7815 razorow@tpwlaw.com

June 21, 2007

Mr. Jonathan E. Gottlieb

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Silver State Bancorp
Amendment No. 2 to Form S-1 File No. 333-137038

Dear Mr. Gottlieb:

On behalf of our client, Silver State Bancorp (the “Company”), we wish to acknowledge receipt of your letter dated June 20, 2007 concerning the review by the U.S. Securities and Exchange Commission (the “SEC”) of the Company’s amended Form S-1 filed on June 18, 2007. Set forth below are the Company’s responses to your comments providing the supplemental information and otherwise commenting on the issues and questions raised in your letter. In addition, the Company’s Amendment No. 3 to Form S-1 has been revised in response to these comments and was filed with the SEC today.

SEC Comments

1.	Our Business, page 1. We note your response to comment 2 of our letter to you dated June 14, 2007. Please revise your discussion of the FDIC Deposit Market Share Report, to delete your reference to the ranking of Silver State Bank among independent banks as the FDIC does not separately rank banks based upon their independence.

The Prospectus has been revised on pages 1 and 49 to delete the referenced disclosure, as requested.

2.	Our Market Areas, page 2. We note your response to comment 3 of our letter to you dated June 14, 2007. Please revise the fifth paragraph to provide a similar discussion of competition in Arizona including the following:

•	the largest competitor of Choice Bank has more than twenty four percent market share of deposits in Arizona; and

New York, NY            Washington, DC            White Plains, NY            Summit, NJ            Mexico City, Mexico

Mr. Jonathan E. Gottlieb June 21, 2007	Page 2.

•	eight competitors of Choice Bank in the aggregate have more than eighty two percent market share of deposits in Arizona.

The prospectus has been revised on pages 4, 51 and 52 to include the referenced information, as requested.

3.	MD & A—Executive Summary, page 26. We note your response to comment 8 of our letter to you dated June 14, 2407. Please provide analysis, consistent with Release No. 33-8350 and Instruction 3 to Item 303(a), of the following:

•

as we requested, expand your discussion, in the fifth paragraph on page 27, to address the impact of the intense pricing pressure on interest rates for loans and how you are responding to such pressure and its effect on you including the effect on net income; and

•	clarify, in the second full paragraph on page 28, the aggregate amount of the deposits that are “brokered deposits,” define the term “brokered deposits” and provide analysis of their significance.

The prospectus has been revised on page 27 to include the information referenced in the first bullet, and has been revised on page 12 to include conforming information. The prospectus has been revised on page 28 to include the information in the second bullet and has been revised on pages 16, 17, 40 and 64 to include conforming information. These pages of the prospectus have also been revised, in accordance with comments received by telephone conference with you on June 21, 2007, to include information regarding the range of high to low deposit balances for our brokered deposits from January 1, 2006 to March 31, 2007, and to include a plain English definition of “brokered deposits.” We have also expanded the heading for the risk factor regarding deposit concentration.

4.	MD & A—Recent Developments, page 29. We note your addition to the MD&A of disclosure regarding your line of credit. Please revise this paragraph to provide analysis of this development including, but not limited to, providing analysis of the reason(s) for drawing this line of credit at this time, the reasons why you could not wait until the closing of this offering, and the consequences to you of being deemed “well capitalized.” In addition, please revise the section entitled “The Offering” on page 7 and the “Use of Proceeds” on page 22, to reflect the amount of any loans.

The prospectus has been revised on pages 5, 29, 66 and 71 to include the referenced disclosure regarding the line of credit, including the explanation regarding the Company’s desire to draw on the line of credit prior to June 30, 2007. In addition, in response to your comments during the June 21, 2007 telephone conference, we have added disclosure that more specifically discusses the importance to Silver State Bank and Choice Bank of being well-capitalized as of June 30, 2007. The prospectus has also been revised on pages 7 and 22 to reflect the amount of any loans.

5.	Equity Plans, page 89. We note your response to comment 14 of our letter to you dated June 14, 2007. Please revise the second paragraph of this section to provide more detail regarding the acceleration of stock options including the following:

Mr. Jonathan E. Gottlieb June 21, 2007	Page 3.

•	the aggregate amount of options that were accelerated and the exercise price;

•	the fact that under the terms of the options, the CEO would have lost all unvested options when he resigned;

•	the number of options that the CEO would have lost if the options had not been accelerated before he resigned; the role of the CEO in the decision to accelerate the options;

•	the actual date that the Board approved the acceleration and the date that your CEO informed any member of the Board of his intent to resign; and

•	the number of options exercised by the CEO and the aggregate value of those options (market price less exercise price times the number of options exercised).

The prospectus has been revised on pages 89 and 90 to include the referenced disclosure. The prospectus has been revised on page F-23 to include conforming information. The prospectus has also been revised on pages 6, 18, 25, and 88 to clarify the intention of the board of directors to grant up to 100,000 additional options to executive officers before the end of the fiscal year. In addition, in response to your comments during the June 21, 2007 telephone conference, we supplementally confirm that the CEO was the only executive officer that was a holder of accelerated options that resigned or was terminated since the acceleration of the options. In addition, we have added the name of the CEO and have confirmed the effective date of the option acceleration as well as the first date that any member of our board became aware of the CEO’s intention to resign.

*        *        *

The Company informs us that it is aware that (1) it responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jonathan E. Gottlieb June 21, 2007	Page 4.

Should you have any questions, or desire any further clarification with respect to any of the above responses, please feel free to call the undersigned at (212) 912-7815 or Lillian Moya at (212) 912-7921.

Sincerely,

/s/ Robert C. Azarow

Robert C. Azarow